SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON. DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-29657

     [X] Form 10-KSB

     For the Period Ended:   December 31, 2000


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                 PART I
                          REGISTRANT INFORMATION

Full name of registrant American Electric Automobile Company, Inc.

Address of principal executive office (street and Number)

       7270 Woodbine Avenue, Suite 200, Markham, Ontario, Canada L3R 4B9
     ---------------------------------------------------------------------
                            City, state and zip code

                                 PART II
                         RULE 12B-25(b) AND (c)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, 10QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III
                                NARRATIVE

The Company's auditors are unable to complete their review within the filing time period due to an excessive workload.

                                PART IV
                            OTHER INFORMANTON

     (1) Name and telephone number of person to contact in regard to this notification.


Stephen M. Cohen -
Secretary                                  (905) 947-9925
---------------                        ------------------------------
(Name)                                 (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.

                                                           [X] Yes

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in subject report or portion thereof?

                                                           [X] No

     If so attach explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.




                   AMERICAN ELECTRIC AUTOMOBILE COMPANY, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 29, 2001


By /s/ Stephen M. Cohen
   -----------------------
Stephen M. Cohen, Secretary